As filed with  the Securities and Exchange Commission on December 17, 2008
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                ----------------

                             Equatorial Energia S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                ----------------

                                       N/A
                   (Translation of issuer's name into English)

                                ----------------

                          Federative Republic of Brazil
            (Jurisdiction of incorporation or organization of issuer)

                           ---------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                ----------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                ----------------

                      Law Debenture Corporate Services Inc.
                          400 Madison Avenue, 4th Floor
                               New York, NY 10017
                                 (212) 750-6474
    (Address, including zip code, and telephone number, including area code, of agent for service)

                           ---------------------------

                                   Copies to:

       Andrew B. Janszky, Esq.                      Herman H. Raspe, Esq.
       Shearman & Sterling LLP                Patterson Belknap Webb & Tyler LLP
      Av. Brig. Faria Lima 3400                  1133 Avenue of the Americas
    04538-132, Sao Paulo, Brazil                   New York, New York 10036

                           ---------------------------

It is proposed that this filing become effective under Rule 466:
                                          |_|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                           ---------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each         50,000,000 ADSs            $5.00              $2,500,000              $98.25
representing one (1) ordinary share
of Equatorial Energia S.A.
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PART I

                     INFORMATION REQUIRED IN PROSPECTUS

                           Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

3.    Fees and charges which may be imposed directly or            Face of Receipt - Paragraph (10).
      indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company publishes the information contemplated in Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. As of the date hereof the Company's internet website is www.equatorialenergia.com.br. The information so published by the Company may not be in English, except that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(e). The information so published by the Company cannot be retrieved from the United States Securities and Exchange Commission's (the "Commission") internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Equatorial Energia S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Equatorial Energia S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 17th day of December 2008.

                                    Legal entity to be created by the Deposit
                                    Agreement under which the American
                                    Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one (1) ordinary share, without par value, of Equatorial Energia S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Keith Galfo
                                        ----------------------------------------
                                        Name:  Keith Galfo
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Equatorial Energia S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Rio de Janeiro, Brazil, on December 17, 2008.

                                 EQUATORIAL ENERGIA S.A.


                                 By: /s/ Carlos Augusto Leoni Piani
                                     -------------------------------------------
                                     Name:  Carlos Augusto Leoni Piani
                                     Title: Chief Executive Officer


                                 By: /s/ Eduardo Haiama
                                     -------------------------------------------
                                     Name:  Eduardo Haiama
                                     Title: Chief Financial Officer and Investor
                                            Relations Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Carlos Augusto Leone Piani and Eduardo Haiama to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 17, 2008.

Signature                                             Title
---------                                             -----


/s/ Carlos Augusto Leone Piani                        Chief Executive Officer
--------------------------------------------
Carlos Augusto Leone Piani


/s/ Eduardo Haiama                                    Chief Financial Officer, Investor Relations Officer and
--------------------------------------------          Acting Principal Accounting Officer
Eduardo Haiama


/s/ Firmino Ferreira Sampaio Neto                     Chairman of the Board
--------------------------------------------
Firmino Ferreira Sampaio Neto


/s/ Gilberto Sayao da Silva                           Vice Chairman of the Board
--------------------------------------------
Gilberto Sayao da Silva


/s/ Alessandro Monteiro Morgado Horta                 Director
--------------------------------------------
Alessandro Monteiro Morgado Horta


/s/ Ana Marta Horta Veloso                            Director
--------------------------------------------
Ana Marta Horta Veloso

Signature                                             Title
---------                                             -----


/s/ Celso Fernandez Quintella                         Independent Director
--------------------------------------------
Celso Fernandez Quintella


/s/ Paulo Jeronimo Bandeira de Mello Pedrosa          Director
--------------------------------------------
Paulo Jeronimo Bandeira de Mello Pedrosa


/s/ Alexandre Goncalves Silva                         Independent Director
--------------------------------------------
Alexandre Goncalves Silva


/s/ Erica Stovall                                     Authorized Representative in the U.S.
--------------------------------------------
Name:    Erica Stovall
Title:   Assistant,
         Law Debenture Corporate Services Inc.

                                Index to Exhibits

                                                                   Sequentially
Exhibit               Document                                     Numbered Page
-------               --------                                     -------------
(a)                   Form of Deposit Agreement

(d)                   Opinion of counsel to the Depositary